SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

March 7, 2012

Laura E. Hatch Staff Accountant United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Ironwood Institutional Multi-Strategy Fund LLC
Registration No. 333-169122; 811-22463

Dear Ms. Hatch:

On behalf of the above-referenced fund (the “Fund”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is an amendment to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), including the exhibits thereto, which amendment constitutes Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act and Amendment No. 4 to the Registration Statement under the Investment Company Act (the “Amendment”).  The Amendment has been tagged to indicate paragraphs that include changes made from the Pre-Effective Amendment No. 3 filing of the Registration Statement, which was filed with the Commission on December 23, 2010.

This filing is made to identify changes in the portfolio management team of the Fund, update the eligibility standards for investment in accordance with recent regulatory changes, include in the Fund's prospectus the financial statements of the Fund and make certain other nonmaterial updating changes.  Except for the aforementioned changes, the Registration Statement is virtually identical to the Fund's prior Registration Statement, which was most recently declared effective on December 23, 2010.  In Investment Company Act Release No. 13768 (February 15, 1984) (the “Release”), the Division of Investment Management announced review procedures for investment companies providing for expedited cursory or partial review of investment company registration statements, in the discretion of the staff, if certain conditions are met.  The Release requests that information be furnished to the staff with respect to the extent to which the filing contains disclosure information that is similar to the information previously reviewed by the staff in filings of the same complex.  In light of the substantial similarity between the Registration Statement and the prior Registration Statement, we request, on behalf of the Fund, that the Registration Statement receive selective review in order that the Registration Statement may be declared effective as soon as practicable, or, in any event, not later than April 7, 2012.  An acceleration request seeking that effectiveness date shall be filed concurrently with Post Effective Amendment No. 2 to the Registration Statement following receipt of your comments on this Amendment.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Ms. Laura E. Hatch
March 7, 2012

If you have any questions or comments, please do not hesitate to contact James C. Munsell at (212) 839-5609 or Carla Teodoro at (212) 839-5969.

Very truly yours,

/s/ Carla G. Teodoro

cc:	Alison J. Sanger